Westrock Coffee Company
100 River Bluff Drive, Suite 210
Little Rock, AR 72202

December 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549-7010

Attention: Alex King; Geoffrey Kruczek

Re:	Westrock Coffee Company

Registration Statement on Form S-1

File No. 333-267509

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Westrock Coffee Company, a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-267509), as amended, to 5:00 p.m. Eastern Time on December 21, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Brandon Price of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration.

If you have any questions concerning this request, or if you require any additional information, please feel free to contact Brandon Price of Wachtell, Lipton, Rosen & Katz at (212) 403-1367 or by email at BCPrice@wlrk.com. Please notify him when this request for acceleration has been granted.

[signature page follows]

Very truly yours,

Westrock Coffee Company

By:	/s/ T. Christopher Pledger
Name:	T. Christopher Pledger
Title:	Chief Financial Officer

cc:	Brandon Price, Wachtell, Lipton, Rosen & Katz